Exhibit 99



March 31, 2005

To Our Shareholders:

In 2004, Cimetrix achieved its two most important goals -- growing its revenue base and transitioning to profitability, which resulted in an approximate doubling of the market price of our common stock. In addition, we achieved a number of other goals that we believe will serve as cornerstones in building the organization to achieve continued growth in year-over-year revenue, earnings and shareholder value. These achievements have been recognized not only by those in our industry - our peers, customers and potential customers - but by the investment community as well, as reflected in the positive trend of our stock price. We attribute these achievements to the hard work and dedication of employees at all levels of the Company. However, we still have much to achieve and we will continue working hard to address the challenges and goals of 2005 and beyond.

At the beginning of each year, Cimetrix's management team and Board of Directors lay out a series of goals that we believe will be instrumental in moving the Company to the next level of growth and continuing to build shareholder value. Below is a review of the goals we established at the outset of 2004 as well our results toward achieving those goals.

Goal: Return to Profitability
Result: Cimetrix reported net income of $164,000 in 2004 compared with a net loss of $931,000 in the prior year - a $1.1 million positive swing in the bottom line. This achievement demonstrates the vision and strength of the Company's business model. Key to our profitable results was a 36 percent increase in sales during the year, to $4.5 million from $3.3 million a year ago. We also strengthened our balance sheet and income statement during 2004 by retiring a portion of our high-interest debt. We further strengthened our financial position in early 2005 by raising $2 million in equity capital from two strategic investors.


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                                      (i)

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Goal:  Gain 12 New  Major  OEM  Design  Wins
Result: Cimetrix met its goal of achieving 12 new major OEM design wins during 2004, raising the total to more than 40 major OEMs that are either shipping or working towards shipping equipment incorporating Cimetrix software. Each new OEM agreement means another equipment manufacturer will integrate Cimetrix software into the tools that it sells to factories around the world. These agreements yield revenue to Cimetrix in several ways, including the initial software license purchase, recurring "runtime" revenue associated with the shipment of each piece of equipment, and ongoing service and support revenue. Reaching the milestone of 40 major OEMs was a critical goal for Cimetrix, as the Company believes this to be the minimum number of OEMs needed to achieve critical mass in support of ongoing worldwide sales growth.


Goal: Sustain  Reputation for "Best Products in the Industry."
Result: Cimetrix has continually received strong reviews and awards from customers and industry analysts for its CODE, CIMConnect and CIM300 product families, which historically have accounted for the bulk of the Company's revenues. During 2004, Cimetrix made incremental service releases for these product families, which we believe not only sustained but also enhanced our reputation for developing and evolving high performance products at competitive prices. In addition, we are continually looking for ways to enhance and expand our products to meet the changing needs of our customers and to comply with new industry standards and requirements.

Also during 2004, Cimetrix invested heavily and progressed through several beta releases for its exciting new CIMPortal product family, culminating with a demonstration in December to the International SEMATECH member companies. CIMPortal addresses the new Semiconductor Equipment and Materials International
(SEMI) standard named Interface A. International SEMATECH reported that Interface A is the highest manufacturing priority among its chip making members, a group that includes such leaders as IBM, Intel, AMD, Texas Instruments, Infineon, TSMC and others. International SEMATECH has also stated that it expects its member companies to begin requiring equipment makers to meet the new Interface A standard during 2005. Interface A is potentially a significant market for Cimetrix and we will face competition for the business. However, due to our early entry into the development process (dating back to 2003), the strength of our CIMPortal product offering and the prominent role we have been playing at the forefront of the beta testing phase, we believe Cimetrix has a very good chance to be a major factor in this market segment beginning in 2005.

                                      (ii)
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Goal: Preserve Leadership in Technical Customer Support
Result: Cimetrix employees understand that, in addition to developing world-class products, nothing builds a company's reputation better or faster than providing passionate customer support. Even with the highest quality products, the complexities of full robotic factory automation used in semiconductor 300 mm manufacturing require very competent and responsive technical support. During the past few years, Cimetrix relied on its top developers to assist customers with their urgent support needs. However, as we have grown and matured as a Company, we have invested in building a dedicated technical support team staffed by highly competent, service-oriented professionals who are well trained and focus exclusively on customer support. We are very pleased with how this new team has responded to our growing list of customers, and, more importantly, our customers are pleased as well.


Goal: Establish Sales and Support in Japan
Result: Cimetrix has long considered Japan and Asia to hold important growth potential for its products, and in 2004, the Company achieved its first significant milestone toward realizing that potential. In May, we signed a key distribution agreement with CIM, Inc., a new technology company based in Yokohama, Japan. The leadership team of CIM is comprised of former Cimetrix customers who are familiar with our products and processes and eager to represent us with their Japanese semiconductor and factory automation customers. As previously mentioned, we more recently solidified our foothold in Japan with a private placement investment from Tsunami Network Partners, a long-time shareholder that is also based in the Yokohama area.

In anticipation of continued growth, we have made some significant changes to our organization. We formed a new Global Services group to grow a complementary professional service business while maintaining our passionate customer support. In parallel, we are investing significantly in research and development to initiate business plans and product roadmaps for a pipeline of new product offerings to fuel future growth. And, as previously mentioned, we are investing significant resources in developing a market for our products in Japan and Asia. In the big picture, the semiconductor 300 mm manufacturing space is the most automated discrete manufacturing in the world today, and Cimetrix's long-term strategy is to be a leading provider of software in this space. Cimetrix then plans to leverage the products and expertise gained from this industry to pursue other markets and expand its business opportunities. We believe we have only scratched the surface of what can be accomplished by a company with our technical expertise, strong customer relationships and culture of passionate customer service.

                                     (iii)


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Outlook for 2005

Cimetrix expects to continue growing and remain profitable despite industry analyst predictions for a 5 to 10 percent decline in semiconductor capital equipment spending during 2005. The Company hopes to counteract the broader market trend by adding new customers, making timely new product introductions and remaining focused on providing passionate customer support. Specifically, we have established the following goals for 2005:

     o    Continue year-over-year sales growth

     o    Post second consecutive year of profitability

     o    Validate   leadership  for  Interface  A  solutions  with   successful
          CIMPortal rollout

     o    Strengthen organization for sustained growth

     o    Improve shareholder value

Our plans are fairly ambitious in light of the expected semiconductor capital equipment market downturn, and we expect to face significant challenges along the way. However, we are optimistic about our prospects for meeting those challenges as we have in the past - through a Company-wide commitment to hard work, innovation and setting ourselves apart from the competition in important ways. We expect to continue expanding our revenue base and maintaining the profitability that we worked so hard to achieve in 2004. It's important, however, to stress that we are managing the Company for long-term growth and profitability, not short-term quarter-to-quarter results. Because we are a relatively small company that sells high-end software, our quarter-to-quarter revenue is likely to fluctuate. Likewise, due to the costs associated with developing and rolling out a new product family, our bottom line is likely to vary throughout the year. For these reasons, Cimetrix management prefers to judge its progress on a year-to-year basis as opposed to quarter to quarter and we trust that our shareholders and the investment community will share our vision for success.

On behalf of the directors, management and employees, we thank you for your continued support. We also want to thank our customers for the faith and confidence they have placed in us and our products. This is a very exciting time for Cimetrix as we build a solid foundation for sustainable growth and profitability. We pledge to remain committed to our core competencies - providing our customers and the entire factory automation industry with world-class products that deliver performance and value.


Sincerely,



Robert H. Reback
President and Chief Executive Officer


                                      (iv)

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